UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rose, Michael D.

   The Promus Companies, Inc.
   755 Crossover Lane
   Memphis, Tennessee  38117
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock               |      |    | |                  |   |           |200                |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option (2)            |37.50   |     |    | |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |   |            |
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Option (2)            |33.00   |     |    | |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |   |            |
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Option (2)            |43.125  |     |    | |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |   |            |
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Option (3)            |52.75   |1-30-|J   |V|1          |A  |7-29-|1-29-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |98   |    | |           |   |98   |08   |            |       |       |            |   |            |
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Common Stock Units (4)|1-for-1 |12-31|J   |V|277        |A  |     |     |Common Stock|277    |53.688 |17,971      |D  |            |
                      |        |-97  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule 16b-3.
2. Stock options under Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors.
3. Grant of options under Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors.
4. Common Stock Units acquired pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors, payable in cash or stock upon termination of service and exempt under Rule
16b-3.
SIGNATURE OF REPORTING PERSON
Michael D. Rose
DATE
February 4, 1998